UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69860

SEC Mail Processing
MAR 06 2020
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2019 (MM/DD/YY) AND ENDING 12-31-2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bequia Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Mill Street STE 303
(No. and Street)

Arlington (City) MA (State) 02476 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Estee Dorfman 781-780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPA LLC
(Name – *if individual, state last, first, middle name*)

20 Walnut Street, STE 301 (Address) Wellesley Hills (City) MA (State) 02481 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ES

OATH OR AFFIRMATION

I, Lara Ann Slachta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bequia Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO

Title

Notary Public

GUILLERMO PEREZ
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 4, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEQUIA SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR END DECEMBER 31, 2019

Cree, Alessandri & Strauss, CPA, LLC
Wellesley Hills, MA

BEQUIA SECURITIES, LLC

CONTENTS

Cree Alessandri & Strauss
Certified Public Accountants LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Bequia Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bequia Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bequia Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bequia Securities, LLC's management. Our responsibility is to express an opinion on Bequia Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bequia Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cree Alessandri + Strauss

We have served as Bequia Securities, LLC's auditor since 2018.

Cree Alessandri & Strauss CPAs LLC
February 12, 2020

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Bequia Securities, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$ 11,792
Accounts receivable	6,495
Prepaid expenses	16,999
Total Assets	35,286

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 10,158
Total liabilities	10,158
Member's equity	25,128
Total Liabilities and Member's Equity	$ 35,286

Bequia Securities, LLC
Notes to Financial Statements
December 31, 2019

NOTE 1 – DESCRIPTION OF THE COMPANY

Bequia Securities, LLC (the "Company") formed on August 30, 2016 is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities and corporate finance advisory services. The Company received its FINRA approval for membership on November 10, 2017. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – DEVELOPMENT STAGE OPERATIONS

In June 2014 the FASB issued ASU-2014. The Company has elected early application of ASU-2014.10 which eliminates the disclosure and presentation requirements of development stage entities.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and Expense Recognition:
Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Income Taxes:
The company is a single member LLC and is a disregarded entity *for* income tax purposes. The net income *or* net loss is reported for federal and state purposes by the single member

Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Bequia Securities, LLC
Notes to Financial Statements
December 31, 2019

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair value as of December 31, 2019, because of the relatively short maturity of these instruments.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2019, the Company had net capital of $4,489 which was $511 below its required net capital of $5,000.

NOTE 6 – CONCENTRATIONS IN SALES

In 2019, two clients accounted for 100% of total securities revenues.

NOTE 7 – COMMITMENTS & CONTINGENCIES

The firm has no commitments & contingencies at December 31, 2019.

NOTE 8 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(i).

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities from inception through December 31, 2019.

Bequia Securities, LLC
Notes to Financial Statements
December 31, 2019

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 12, 2020, the date the financial statements were issued.

On January 14, 2020 the firm discovered it fell below the Required Minimum Net Capital for the period December 31, 2019 to January 15, 2020. A 17a-11 notice was filed with FINRA and the SEC. The firm was back in compliance on January 15, 2020.

On January 13, 2020, the Firm received a cause exam request for information related to an undisclosed outside business activity of one of its registered representatives ("Rep"). The activity in question was service as a director in Rep's child's start-up company. The Firm and Rep provided all requested information as of January 27, 2020 and has not received any further inquiries from FINRA.